SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  ____________


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. ______)

                RAL Income + Equity Growth V Limited Partnership
                            (Name of Subject Company)

                RAL Income + Equity Growth V Limited Partnership
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                      None.
                      (CUSIP Number of Class of Securities)




                              Martin W. Meyer, Esq.
                   Domnitz, Mawicke, Goisman & Rosenberg, S.C.
                           1509 North Prospect Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 224-0600


       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

   Item 1.   Security and Subject Company.

             This statement relates to limited partnership interests. The name of the subject company is RAL Income + Equity Growth V Limited Partnership, a Wisconsin limited partnership. The address of the principal executive offices of the subject company is 20875 Crossroads Circle, Suite 800, Waukesha, Wisconsin 53186.

   Item 2.   Tender Offer of the Bidder.

             The tender offer to which this statement relates (the "Tender Offer") was made on May 6, 1998, by MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, LLC; CFS Secondary Market Fund, Ltd.; Accelerated High Yield Institutional Fund I, L.P.; Accelerated High Yield Institutional Investors, L.P.; and Peachtree Partners (collectively, the "Bidders"). The address of the Bidders' principal executive offices is 1640 School Street, Moraga, California 94556.

   Item 3.   Identity and Background.

             (a) The name of the person filing this statement is RAL Income + Equity Growth V Limited Partnership, a Wisconsin limited partnership ("RAL V"), the business address of which is 20875 Crossroads Circle, Suite 800, Waukesha, Wisconsin 53186.

             (b) Material contracts, agreements, arrangements, understandings and actual or potential conflicts of interest between RAL V or its affiliates, on the one hand, and its general partners, executive officers, directors or affiliates, on the other hand, are summarized below:

             Property Management: RAL V and Midwest Property Management II, Inc., an affiliate of the general partners of RAL V, entered into a Property Management Agreement dated June 1, 1993, pursuant to which Midwest Property Management II, Inc. performs property management services for RAL V. As compensation for such property management services, RAL V pays management fees to Midwest Property Management II, Inc. The Property Management Agreement is terminable by either party upon sixty (60) days' notice. Accordingly, a conflict of interest could arise because the Bidders could seek to have RAL V terminate the Property Management Agreement, thereby causing the management fees payable by RAL V to Midwest Property Management II, Inc. to end.

             General Partners' Interest in Cash Flow: The general partners receive five percent (5%) of RAL V's net cash flow from operations, less amounts set aside for reserves. If the Bidders seek to remove the current general partners, upon their removal, they would no longer receive such cash distributions.

             To the best knowledge of RAL V there are no material contracts, agreements, arrangements, understandings or actual or potential conflicts of interest between RAL V or its affiliates, on the one hand, and the Bidders, their executive officers, directors or affiliates, on the other hand.

   Item 4.   The Solicitation or Recommendation.

             (a) RAL V expresses no opinion and remains neutral toward the Tender Offer.

             (b) RAL V has expressed no opinion and is remaining neutral toward the Tender Offer for the following reasons:

                  RAL V has entered into a written agreement to sell
             substantially all of its assets and intends to distribute the cash received pursuant to such transaction to its Limited Partners as soon as possible thereafter. The General Partners of RAL V expect that such distributions will be materially greater than the Tender Offer price. However, the prospective sale of assets is subject to a number of contingencies, including, among others, (i) the approval by the Securities and Exchange Commission of a Consent Solicitation Statement to be sent to the Partnership's Limited Partners, (ii) the approval of the proposed transaction by holders of a majority of the Partnership's Limited Partnership Interests, and (iii) similar approvals of the limited partners of three other affiliated partnerships which have also entered into agreements to sell substantially all of their assets to the same buyer. Moreover, it will be some time before the proposed transaction could be consummated, and, if and when the transaction is consummated, a portion of the purchase price will be retained by RAL V for at least one year to cover RAL V's potential liabilities under the indemnification provisions of the asset purchase agreement. Rather than recommend acceptance or rejection of the Tender Offer, the General Partners believe that the Limited Partners of RAL V should consider the Tender Offer in light of the foregoing and such Limited Partners' individual financial goals.

   Item 5.   Persons Retained, Employed or to be Compensated.

             No person or class of persons has been employed, retained or compensated by RAL V or by any person on its behalf, to make solicitations or recommendations to security holders.

   Item 6.   Recent Transactions and Intent with Respect to Securities.

             (a) During the past sixty (60) days, there have been no transactions effected in the limited partnership interests of RAL V by RAL V or by any general partner, executive officer, director, affiliate or subsidiary of RAL V.

             (b) To the best knowledge of RAL V, neither RAL V nor any of its general partners, executive officers, directors, affiliates or subsidiaries presently intend to tender to the Bidders or sell securities of the class of securities being sought by the Bidders which are held of record or beneficially owned by such persons.

   Item 7.   Certain Negotiations and Transactions by the Subject Company.

             (a) No negotiation is being undertaken or is underway by RAL V in response to the Tender Offer.

             (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Tender Offer, which relate to or would result in one or more of the matters referred to in
   Item 7(a)(1), (2), (3) or (4) of this Schedule.

   Item 8.   Additional Information to be Furnished.

             RAL V does not believe there is any additional information which is necessary to be furnished to make the required statements herein, in light of the circumstances under which they are made, not materially misleading.

   Item 9.   Material to be Filed as Exhibits.

             Copies of the following items are attached to this statement as exhibit(s):

             (a) A copy of the letter, dated May 21, 1998, sent to holders of limited partnership interests on behalf of the General Partners of RAL V is attached to this statement as Exhibit A, and incorporated herein by reference.

             (b)  None.

             (c) A copy of the Property Management Agreement between RAL V and Midwest Property Management II, Inc., dated June 1, 1993, is attached to this statement as Exhibit B, and incorporated herein by reference.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      RAL INCOME + EQUITY GROWTH V LIMITED
                                      PARTNERSHIP


   May 21, 1998                       By: /s/ Thomas R. Brophy
                                           (Signature)


                                      Thomas R. Brophy, General Partner
                                      (Name and Title)

                                                                    EXHIBIT A


                RAL Income + Equity Growth V Limited Partnership
                       20875 Crossroads Circle, Suite 800
                           Waukesha, Wisconsin  53186


                                  May 21, 1998




   To the Limited Partners of RAL Income + Equity Growth V Limited
   Partnership:

             This letter sets forth the response of the General Partners of RAL Income + Equity Growth V Limited Partnership (the "Partnership") to a tender offer, dated May 6, 1998, to purchase up to 2,465 Limited Partnership Interests (the "Interests") for cash in the amount of $475 per Interest, less any distributions made to Limited Partners between May 6, 1998 and the expiration date of June 5, 1998 (the "Tender Offer"). The Tender Offer is being made by a group consisting of MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, LLC; CFS Secondary Market Fund, Ltd.; Accelerated High Yield Institutional Fund I, L.P.; Accelerated High Yield Institutional Investors, L.P.; and Peachtree Partners.

             The General Partners are neutral as to the Tender Offer and neither recommend acceptance nor rejection by the Limited Partners. In making a decision whether to accept or reject the Tender Offer, however, the General Partners urge you to consider the following in light of your particular financial goals:

             1. The Partnership declared a distribution of $3,000,000 to Limited Partners of record on May 15, 1998 (the "May Distribution"), pursuant to which each Limited Partner will receive approximately $304 per Interest in cash on or about the date of this letter. As we understand the Tender Offer, this will reduce the Tender Offer price to approximately $171 per Interest ($475, less $304 = $171).

             2. The Partnership entered into an Asset Purchase Agreement with Great Lakes Investors LLC ("Great Lakes"), pursuant to which Great Lakes agreed to purchase substantially all of the Partnership's assets for total cash consideration of $3,428,000, or approximately $347 per Interest in cash. This price will not be reduced as a result of the May Distribution.

             3. The prospective sale of assets to Great Lakes is subject to a number of customary contingencies, including, among others: (i) the approval of the Securities and Exchange Commission of a consent solicitation statement to be sent to the Limited Partners, (ii) the approval of the proposed transaction by holders of a majority of the Interests, and
                  (iii) similar approvals of the limited partners of three other affiliated partnerships which have entered into similar agreements to sell substantially all of their assets to Great Lakes.

             4. If the proposed transaction with Great Lakes is consummated, the General Partners intend to distribute all available assets in cash to the Limited Partners and dissolve the Partnership as soon as possible. Cash available for distribution will include the approximately $347 per Interest in cash received from Great Lakes, plus cash on hand, reduced by the payment of all Partnership liabilities, including the costs associated with negotiating and closing the proposed transaction with Great Lakes. The General Partners are not currently in a position to estimate the cash distribution per Interest, but believe that such amount will be materially greater than the amount to be received by a Limited Partner under the terms of the Tender Offer.

             5. If the proposed sale of assets to Great Lakes is consummated, the sale proceeds and other cash will not be immediately available for distribution to the Limited Partners. The process of obtaining the approval of the Securities and Exchange Commission for the consent solicitation materials and the consent process will take time. In addition, if and when the sale of the Partnership assets to Great Lakes is consummated, a currently undetermined portion of the purchase price will be retained by the Partnership for at least one year to cover the Partnership's potential liabilities for indemnification of Great Lakes. If any portion of the retained amount is available for distribution at the end of such period, a second, smaller distribution to Limited Partners will be made at that time. The General Partners currently hope to consummate the proposed sale of assets to Great Lakes by July 31, 1998, and make initial distributions to the Limited Partners as soon as practicable thereafter. However, there can be no assurance that the General Partners will be successful in meeting this time schedule.

                                      Very truly yours,


                                      /s/ Thomas R. Brophy
                                      Thomas R. Brophy, General Partner

                                                                    EXHIBIT B


                          PROPERTY MANAGEMENT AGREEMENT

        THIS AGREEMENT, made as of the 1st day of June, 1993, is by and between RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP, a Wisconsin limited partnership ("Owner"), and MIDWEST PROPERTY MANAGEMENT II, INC., a Wisconsin corporation ("Manager").

                     ARTICLE I.  APPOINTMENT AND ACCEPTANCE

        Owner hereby appoints Manager, and Manager hereby accepts appointment, on the terms and conditions hereinafter stated, as the exclusive managing agent of the developments now owned or hereafter acquired by Owner (collectively, the "Properties"; each a "Property").

                         ARTICLE II.  TERM OF AGREEMENT

        This Agreement shall remain in effect for a twelve (12) year period from June 1, 1993 to May 31, 2005, and thereafter for additional one (1) year periods, unless either party hereto shall notify the other, in writing, of an intention to terminate this Agreement pursuant to Article VI hereof.

                    ARTICLE III.  RESPONSIBILITIES OF MANAGER

        Manager shall have the following authority and shall provide the following services, and the Owner agrees to pay and assume all expenses in connection therewith:

        A.   MANAGEMENT STANDARDS.   Manager agrees to furnish the services
   of its organization, to exert its best efforts, and to use its skill and judgment in managing the Properties, in order to assist the Owner in obtaining a reasonable return therefrom.

        B. EMPLOYEES. Manager shall hire, discharge, and supervise all employees and agents required for the operation and maintenance of the Properties, and for performance of all other duties required of it hereunder.

        C. ADVERTISING. Manager shall advertise the Properties to an extent and in a manner which it deems to be appropriate, and may display signs thereon. Manager shall not use Owner's name in any advertising or promotional material without Owner's express written approval. Advertising and promotional material shall be prepared in full compliance with federal, state and municipal laws, ordinances, regulations and orders.

        D. LEASING. Manager shall seek prospective tenants and maintain a current list thereof, and shall, in the name of and as Owner's agent, sign, renew, extend, modify, terminate and/or cancel leases for the Properties or any of them or any part of any Property without prior approval of Owner. Any residential lease executed for the Owner by Manager shall not exceed a period of one (1) year, subject to any renewal rights, and shall be on forms provided by Manager subject to any modification deemed appropriate. Any other leases executed for the Owner by Manager shall be for such periods, and on such forms, as Owner shall approve.

        E. SECURITY DEPOSITS. For residential Properties, and for other Properties if requested by Owner, Manager shall supervise the collection of tenant security deposits, hold them in an account in Owner's name, and refund the same, or such portion thereof as may be appropriate, at the expiration of leases.

        F. COLLECTION OF RENTS AND OTHER INCOME. Manager shall collect when due all rents, fees, and receipts (collectively, the "rents") due from tenants and from users, licensees, concessionaires, franchisees and/or lessees of commercial facilities in any Property. The Owner hereby authorizes and directs Manager to use its best efforts to request, demand, and receive all rents which may at any time be or become due to the Owner. All such rents shall be deposited in an account in the name of the Owner at a bank selected by Manager with Manager's officers or designees being authorized signatories for withdrawals and shall be hereafter called the "Operating Account." Manager may institute suit on behalf and in the name of, or as Agent for, Owner for collection of rents and/or eviction of tenants or other parties in default and when expedient may, on behalf and in the name of or as Agent for Owner, settle, compromise and release such actions or suits, or reinstate such tenancies.

        G. MAINTENANCE. Manager shall make, or cause to be made, and supervise repairs and alterations on Owner's behalf, in accordance with appropriate standards of appearance, including, but not limited to, cleaning, painting, decorating, plumbing, carpentry, and such other normal maintenance and repair work as may be necessary, subject to any written limitations from Owner. Manager agrees to secure the prior approval from the Owner on all expenditures in excess of $2,500 for any one item, except monthly or recurring operating charges and/or emergency repairs, if in the opinion of Manager such repairs are necessary to protect the Properties from damage or to maintain services to the tenants as called for in their leases. Manager will promptly attempt to notify Owner of any such emergency expenditures.

        H. COMPETITIVE BIDS. Upon Owner's written directive, any maintenance item exceeding $2,500 shall be awarded on the basis of competitive bidding, solicited in the following manner:

             1.   A minimum of three (3) written quotations will be obtained.

             2. Each quotation will be solicited in a form so that uniformity will exist in the quotations.

             3. Manager will provide Owner with all quotations accompanied by Manager's recommendations. If Manager advises acceptance of other than the lowest bid, Manager shall adequately support its recommendations.

             4. Owner shall be free to accept or reject any and all quotations.

        I. SERVICE CONTRACTS. Manager shall negotiate contracts for electricity, gas, fuel, water, telephone, rubbish hauling, laundry facilities, cable television, maintenance and other services or such of them as Manager shall deem advisable. All such contracts shall be in the name of the Owner and prior to awarding any such contract with a term in excess of one year, Manager will obtain authorization from Owner.

        J. REAL ESTATE TAXES. Upon Owner's directive, Manager will obtain and verify bills for real estate and personal property taxes, improvement assessments and other like charges which are or may become liens against the Properties or any of them and recommend payment or appeal. Tax expenses shall be paid from the Operating Account to the extent of funds available.

        K.   PROPERTY INSURANCE.

             1. Manager will obtain comprehensive recommendations for insurance coverage against damage or injury to the Properties or any of them or persons which might arise out of the occupancy, management, operation, or maintenance of the Properties or any of them. Recommendations will be solicited only from qualified commercial agencies and may include fire, extended coverage, boiler and machinery, flood, hazard, wind, hail, tornado, hurricane, and rent loss insurance with a minimum limit of $1,000,000 in liability coverage. Included with this insurance shall be an errors and omissions policy insuring Manager. Unless Owner shall otherwise direct, Manager will purchase said insurance and pay the premiums out of the Operating Account.

             2. Any new or existing liability coverage shall include Manager as an "additional insured". The cost to include Manager as an additional insured shall be considered an expense of the Owner.

             3. Owner will furnish to Manager certificates evidencing the existence of public liability and hazard insurance with a minimum limit of $1,000,000. The certificate shall have attached thereto an endorsement that Manager will be given at least ten (10) days' prior written notice of cancellation of or any material change in policy. Unless Owner shall provide such certificate, Manager may, but shall not be obligated to, purchase said insurance and pay the premiums out of the Operating Account. The hazard insurance shall contain a waiver of Owner's rights of subrogation against Manager. Any insurance purchased by Manager shall contain this same waiver of subrogation.

             4. In the event of a major insurance claim, if requested, Manager will make recommendations to Owner as to how to process the claim. If Owner wishes to have Manager represent the Owner in the settlement of any major insurance claim (i.e., over $5,000), a separate contract must be negotiated to itemize authority, limits, duties, and additional compensation for such services by Manager.

        L. FIDELITY INSURANCE. Manager shall obtain a fidelity bond with a minimum limit of $25,000 for all employees who are responsible for the handling of money. The certificate shall have attached thereto an endorsement that Owner will be given at least ten (10) days' prior written notice of cancellation of or any material change in policy.

        M.   COLLECTION AND DISBURSEMENT OF REVENUE.

             1. From the funds collected and deposited by Manager in the Operating Account, Manager may make the following disbursements at the time Manager deems appropriate:

                  a. The payment required to be made monthly by the Owner to any mortgagees or land contract vendors, including the amounts due for principal, interest, mortgage insurance premiums, ground rents, taxes and assessments, and fire and other hazard insurance premiums.

                  b. All sums otherwise due and payable by the Owner as expenses of the Property authorized to be incurred by Manager under the terms of this agreement, including compensation payable to Manager.

             2. Manager shall not be obligated to make any advance to or for the account of the Owner or any Property or to pay any sum except out of funds held or provided as aforesaid, nor shall Manager be obligated to incur any liability or obligation in its own name for the account of the Owner or any Property. Manager shall only contract for services or supplies as Owner's agent with the contracting party agreeing to look only to the Owner for payment. In the event that the balance in the Operating Account is at any time insufficient to pay obligations then due, Owner agrees immediately to remit sufficient funds to cover the deficiency. If, however, Manager should elect to advance any funds on behalf of the Owner or any Property, such advances shall accrue interest at the rate provided in
        Article V.

             3. All obligations or expenses incurred by Manager hereunder shall be for the account, on behalf, and at the expense of the Owner. Such obligations and expenses shall include, but not be limited to, attorneys' fees, cleaning and maintenance personnel, handymen, outside contractors, on-site manager, on-site coordinators and bookkeepers, computer related costs and Property evaluation costs by other personnel, cost of printed forms, ledgers, checks, telephone, stamps, copying, necessary travel, and other miscellaneous expenses attributable to the Properties.

             4. Owner shall reimburse Manager for the actual cost of goods and materials used by or for the Owner and obtained from persons unaffiliated with Owner and Manager. No reimbursement shall be made for services for which the general partners of Owner or their Affiliates (including Manager) are entitled to compensation by way of a separate fee. Also excluded from the allowable reimbursement shall be:

                  a. Rent, depreciation, utilities, capital equipment, and other administrative items; and

                  b. Salaries, fringe benefits, travel expenses, and other administrative items of any director, executive officer, or five percent (5%) equity holder of any Affiliates, or any general partner of Owner.

        As used in this subparagraph 4, the term "Affiliates" shall have the same meaning as it is given in Owner's Partnership Agreement.

        N.   APPROVED BUDGETS.

             1. Manager shall prepare and submit to Owner a proposed operating budget for each Property. The budget shall include, among other matters, a schedule of rents and other income, a schedule of anticipated operating expenses, and a schedule of proposed expenditures. Each annual budget will include proposed capital improvements which, in the case of residential Properties, are anticipated to be approximately three percent (3%) of the gross revenues generated by such Property during the prior calendar year, in accordance with sound real estate management practices. After it has been approved by Owner, the budget shall be used by Manager as a guide for actual operations, subject to revisions mutually agreed upon by Manager and Owner.

             2. For each calendar year during the term of this Agreement, Manager shall submit an operating budget for each Property to Owner for approval approximately thirty (30) days before the beginning of each calendar year. If a budget is not approved by the start of any calendar year, Manager will operate such Property on the basis of 105% of the last year's actual operating expenses, excluding payments for capital improvements.

        O. RECORDS AND REPORTS. Manager shall maintain adequate and separate books and records for each Property, the entries for which shall be supported by sufficient documentation to ascertain that said entries are proper and accurate. Such books and records shall be maintained by Manager at Manager's principal place of business.

             1. Quarterly Reports. Manager shall furnish to Owner no later than thirty (30) days after the end of each quarter the following reports for each Property:

                  a.   Rent Roll (if appropriate).

                  b.   Detailed Ledger/Trial Balance.

                  c.   Detailed Balance Sheet.

                  d.   Detailed Statement of Operations.

             2. Records. To support the financial reports, Manager shall maintain at Manager's place of business copies of the following:

                  a. All bank statements, bank deposit slips and cancelled checks.

                  b.   Comprehensive bank reconciliations.

                  c.   Detailed cash receipts records.

                  d.   Summaries of adjusting journal entries.

                  e. Supporting documentation for payroll, payroll taxes, and employee benefits.

             3. Financial Statements. All financial statements and reports will be prepared on a cash basis except for monthly accruals approved by Owner for real estate taxes, property insurance, and replacement reserves, and except as otherwise approved by Owner.

                  The information set forth in the reports furnished by Manager to the Owner will be unaudited and cannot necessarily be used for State and Federal income tax reporting purposes, and Owner should consult with his own accountant or tax advisor with respect to proper tax reporting.

             4. Examination by Owner. All records, books and accounts shall be subject to examination at reasonable hours by any authorized representative of the Owner. Owner also reserves the right to perform any and all additional audit tests relating to Manager's activities, either at the Properties or any of them or at the office of Manager, provided such audit tests are related to those activities performed by Manager for Owner. Any and all such audits will be at the sole expense of Owner.

             5. Owner Advance Funds. Owner shall advance operating funds in the amount of $1,000 to Manager to open the Operating Account upon commencement of this Property Management Agreement.

                ARTICLE V.  COMPENSATION FOR MANAGERIAL SERVICES

        For the services rendered hereunder, Owner shall pay to Manager a fee at a rate prevailing for comparable services where the Properties are located, but not to exceed five percent (5%) of gross revenues from residential Properties, six percent (6%) of gross revenues from other than residential Properties for which Manager provides leasing, releasing and leasing related services, or three percent (3%) if Manager does not provide such services, or for Properties leased under a net lease of ten
   (10) years or more, an initial fee of three percent (3%) of gross revenues (payable over 5 years) plus an annual fee of one percent (1%) of gross revenues. Such compensation is due on the last day of each month for such month just concluding during the term of this Agreement. Manager shall also be reimbursed for all sums permitted or required to be advanced by it to or for the benefit of the Properties. Interest will be charged on all property management fees not paid when due. Interest shall accrue at the rate of 3% over the prime or reference rate as announced from time to time by Firstar Bank Milwaukee, N.A.

                            ARTICLE VI.  TERMINATION

        A. TERMINATION BY SIXTY DAY NOTICE. Either the Owner or Manager may elect to terminate this Agreement at the close of business on the last calendar day of any month by giving written notice of termination to the other party not less than sixty (60) days prior thereto.

        B. IMMEDIATE TERMINATION. This Agreement may also be terminated immediately by Owner provided that such notice is accompanied by payment to Manager of two months' management fee. For this purpose, the monthly management fee shall be presumed to be the same as that of the last full calendar month prior to service of the notice of termination.

        C. SALE OF PROPERTY. The Owner shall notify Manager at least sixty (60) days before an anticipated transfer of title to any of the Properties or any portion thereof. On such transfer, this Agreement shall continue in full force and effect in respect of such Property and shall be jointly and severally binding upon Owner and Owner's successors in title or assigns unless terminated as provided above. Owner shall include a provision to this effect in the contract for the sale of any of the Properties so that the new owner will be aware of this requirement.

             If Owner requests prior to sale, Manager shall prepare and make available to Owner such data concerning the Property to be sold including tenant lists, rent schedules, security deposits and cost data as are reasonably required under the circumstances.

        D. RETURN OF RECORDS. On termination of this Agreement, a copy of all records in the possession of Manager pertaining to the operation of any of the Properties, together with all supplies or other items of property owned by the Owner and in Manager's possession, shall be forthwith delivered to the Owner at Owner's expense, provided Owner shall have paid all fees due Manager; and thereafter neither party shall have any further rights or obligations under this Agreement, except for claims relating to personal injury of tenants or invitees.

                ARTICLE VII.  COOPERATION WITH OWNER'S ACCOUNTANT

        Manager shall cooperate with the Owner's accountant and shall, from time to time, upon request, provide such accountant with such information as is or may be reasonably required to prepare certified annual financial reports for and at the expense of the Owner.

                              ARTICLE VIII.  OFFICE

        Manager may maintain a management office within any of the residential Properties and the Owner shall not be entitled to a rental charge for the same.

                              ARTICLE IX.  NOTICES

        All notices and periodic statements required under this Agreement shall be in writing and shall be given to the Owner or Manager at the address set forth below or at such other address as they individually may specify thereafter in writing:

             OWNER:    RAL INCOME + EQUITY GROWTH V LIMITED
                       PARTNERSHIP
                       P.O. Box 910
                       Brookfield, WI 53008-0910

             MANAGER:  MIDWEST PROPERTY MANAGEMENT II, INC.
                       P.O. Box 910
                       Brookfield, WI 53008-0910


                         ARTICLE X.  COVENANTS OF OWNER

        In connection with Manager's duties hereunder and all of its activities in and around the Properties, Owner promises and agrees to:

        A. Indemnify, defend and save Manager harmless from all loss, liability, costs, expenses, claims, demands, and/or causes of action (whether valid or invalid) arising directly or indirectly in connection with the Properties, including but not limited to those based upon claim for damage to property, and injuries to or the death of any tenant, employee or other person whomsoever;

        B. Pay all expenses incurred by Manager, including, without limitation, attorney's fees for counsel employed to represent Manager or Owner, or both, in connection with any claims by or against tenants or involving any constitutional provision, statute, ordinance, law or regulation of any governmental body pertaining to fair employment, Federal Fair Credit Reporting Act, environmental protection, or fair housing or leasing, including, without limitation, those prohibiting or making illegal discrimination on the basis of race, creed, color, religion or national origin in the sale, rental or other disposition of housing or any services rendered in connection therewith (unless Manager is finally adjudicated to have deliberately violated the law or to have acted in a personal as opposed to representative capacity at the time of such violation).

                            ARTICLE XI.  SUBCONTRACT

        Manager may subcontract with any responsible property manager for the performance of any or all of Manager's obligations arising under this Agreement, without Owner's prior approval.

                           ARTICLE XII.  MISCELLANEOUS

        A. PROPERTY COMPLIANCE. Owner acknowledges that Manager does not assume and is given no responsibility for compliance of any structure on any of the Properties or any equipment therein with the requirements of any statute, ordinance, law or regulation of any governmental body or of any public authority or official thereof having jurisdiction, except to notify Owner promptly or forward to Owner promptly any written complaints, warnings, notices or summonses received by it relating to such matters. The Owner represents that to the best of its knowledge the Properties and such equipment comply with all such requirements and authorizes Manager to disclose the ownership of the Properties to any such officials and agrees to indemnify and hold harmless Manager, its representatives, servants, and employees, of and from all loss, cost, expense and liability whatsoever which may be imposed on them or any of them by reason of any present or future violation of such laws, ordinances, statutes or regulations.

        B. COOPERATION. Should any claims, suits or other legal proceedings be made or instituted by any person against Owner or title holder of any of the Properties which arise out of any of the matters relating to this Agreement, Manager shall give to Owner all pertinent information and reasonable assistance in the defense or other disposition thereof.

        C. REPRESENTATIONS. Manager represents and warrants that it is fully qualified and licensed, to the extent required by law, to manage real estate and perform all obligations assumed by it under this Agreement.

                           ARTICLE XIII.  SEVERABILITY

        The rights and obligations specified herein are intended to be construed as separate and independent from any other prior, contemporaneous or subsequent agreements among the parties hereto. If any of the provisions of this Agreement are judicially held to be invalid, the remainder of this Agreement shall not be affected.

                    ARTICLE XIV.  SUPERSEDES PRIOR AGREEMENTS

        This Agreement supersedes and replaces any prior agreements between the parties with respect to the subject matter hereof, regardless of whether such agreements were written or oral.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

             OWNER:    RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP


                  By:   /s/ Robert A. Long
                       Robert A. Long, General Partner


                  By:   /s/ John A. Hanson
                       John A. Hanson, General Partner


                  By:   /s/ Thomas R. Brophy
                       Thomas R. Brophy, General Partner


                  By:   /s/ Bart Starr
                       Bart Starr, General Partner

             MANAGER:   MIDWEST PROPERTY MANAGEMENT II, INC.


                  By:   /s/ Thomas R. Brophy
                       Thomas R. Brophy, President

             Attest:    /s/ John A. Hanson
                       John A. Hanson, Secretary